SEC 15046896 ISSION

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SEC Mail Processing Section

MAR 02 2015

Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP Bullhound, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1620

(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alec Daffener (415)-986-0168

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Bullhound, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

Notary Public

Signature

Chief Operating Officer

Title

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 15, by Alec Michael Dafferner proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

GP BULLHOUND, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of GP Bullhound, Inc

We have audited the accompanying financial statements of GP Bullhound, Inc. (a California corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GP Bullhound, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GP Bullhound, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of GP Bullhound, Inc.'s financial statements. The supplemental information is the responsibility of GP Bullhound, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 24, 2015

professional. personalized. service.

GP BULLHOUND, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash in bank	$	1,067,045
Restricted certificate of deposit		65,147
Accounts receivable		257,189
Deposits and Prepaid Expenses		46,914
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $76,165		129,518
Total Assets	$	1,565,813

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	892,238
Income taxes payable		78,501
Deferred income tax liability		22,806
Total Liabilities		993,545
Shareholders' equity:		
Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		199,999
Retained earnings		372,268
Total Shareholder's equity		572,268
Total Liabilites and Shareholder's Equity	$	1,565,813

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Operations
For the Year Ended December 31, 2014

Revenue	
Fees and commissions earned	$ 3,838,801
Other income	16,647
Total revenue	3,855,448
Expenses	
Salaries and bonuses	1,850,884
Employee Benefits	36,982
Travel and entertainment, net	146,063
Leasehold repairs and maintenance	38,405
Rent	150,540
Telephone, internet and communication	51,827
Professional fees:	
Consulting	1,108,461
Accounting	42,555
Recruiting	21,000
Insurance	55,995
Automobile	31,064
Office expense	13,985
Regulatory fees	15,047
Depreciation	27,936
Other	17,350
Total expenses	3,608,094
Income before provision for income taxes	247,354
Provision for income taxes	101,887
Net income	$ 145,467

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Changes in Equity
For the Year Ended December 31, 2014

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2013	100	$ 1	$ 199,999	$ 226,801	$ 426,801
Net income	-	-	-	145,467	145,467
Balance - December 31, 2014	100	$ 1	$ 199,999	$ 372,268	$ 572,268

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 145,467
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	27,936
(Increase) decrease in	
Restricted certificate of deposit	(147)
Accounts receivable	(237,951)
Deferred operating lease	20,756
Deposits and prepaid expenses	(25,655)
Increase (decrease) in	
Accounts payable and accrued liabilities	464,017
Income taxes payable	65,616
Deferred income tax liability	22,806
Net cash provided by (used in) operating activities	482,845
Cash flows from investing activities:	
Additions to fixed assets	(114,307)
Net cash used in operating activities	(114,307)
Net increase in cash	368,538
Cash balance, beginning of year	698,507
Cash balance, end of year	$ 1,067,045

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound, Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Holdings Ltd. (Parent), a U.K. based investment advisory group holding company. GP Bullhound Holdings Ltd. is the holding company for an international group (GP Bullhound Group) that is recognized as one of the leading independent research and advisory teams focused on the technology sector. Established in 1999, GP Bullhound Group has offices in London, England; Manchester, England; Stockholm, Sweden; Berlin, Germany; and San Francisco, California; and a fund management business in Jersey, the Channel Islands.

GP Bullhound, Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2014 are derived from direct client work and work supporting clients of GP Bullhound Group.

Liquidity

While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Most of the accounts receivable consist of advisory service and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group.

Revenue Recognition

Revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees are paid at the close of a successful deal based on a percentage of the transaction.

Concentrations

Cash

The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014, the Company's cash balance exceeded the FDIC insured limit by $817,177.

1. Organization and Summary of Significant Accounting Policies (concluded)

Concentrations (concluded)

Major customers
The company derived $2,396,500 (62%) and $671,560 (17%) of the revenue for the year ended December 31, 2014 from a success fee related to two clients.

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of fixed assets
Furniture and equipment costing $75,868 and automobiles costing $46,688 were depreciated on a straight-line basis over five to ten years. Leasehold improvements costing $83,127 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2014 was $27,936.

2. Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound, Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3. Letter of credit

The Company has a letter of credit for $65,000 at 5% over the prime rate with a local bank, which is secured by a $65,000 certificate of deposit. The letter of credit was required as part of the office renovation under the operating lease (see Note 5).

4. Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2011.

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 247,354	$ 247,354	
Less prior year California Franchise Tax	-	(7,853)	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	8,481	8,481	
Deferred tax items:			
Depreciation per tax returns	(33,089)	(77,872)	
Depreciation per books	27,936	27,936	
Taxable income	$ 250,682	$ 198,046	
Income tax thereon – current	$ 18,013	$ 60,488	$ 78,501
Deferred income tax provision	873	22,513	23,386
Total income tax expense, including deferred	$ 18,886	$ 83,001	$ 101,887

5. Leases

On May 29, 2013, the Company entered into an amendment to the lease agreement, which now expires June 30, 2019. The annual base rent increases $2,220 annually. Rent expense during 2014 was $150,540.

The operating lease commitment on the office space is as follows:

2015	$ 156,510
2016	158,730
2017	160,950
2018	163,170
2019	82,140
Total	$ 721,500

6. Related Party Transactions

The Company billed GP Bullhound Group $150,000 for advisory services performed on its behalf in 2014. GP Bullhound Group billed the Company $1,093,715 for consulting services it provided on the Company's behalf, which is included in consulting fees on the Statement of Operations. There were no balances due to or from GP Bullhound Group at December 31, 2014.

7. Subsequent Events

Management has evaluated subsequent events through February 24, 2015, the date on which the financial statements were available to be issued.

GP BULLHOUND, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Company equity	$ 572,268
Add	
Tax liability from A/R	101,307
Total available capital	673,575
Less non-allowable assets	
Accounts receivable	(257,189)
Deposits and prepaid assets	(46,914)
Other assets	(65,147)
Net furniture and equipment	(129,518)
Net capital	174,807
Greater of 6-2/3% of aggregate indebtedness ($993,545) or $5,000	66,236
Net capital in excess of requirement	$ 108,571
Ratio of aggregate indebtedness ($993,545) to net capital ($174,807) (required to be less than 15 to 1)	5.68 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2014 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation (page 2 and 3)	$ 993,545	$ 174,807	5.68 to 1
Change in accounts receivable	-	-	
Change in accounts payable	-	-	
Per statements as finalized	$ 993,545	$ 174,807	5.68 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) GP Bullhound, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2015

GP Bullhound, Inc. Exemption Report

GP Bullhound, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending December 31st, 2014, without exception.

I, Alec Dafferner, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Partner

Date: 2/12/15

GP.Bullhound

LONDON | SAN FRANCISCO | STOCKHOLM | BERLIN | MANCHESTER

GP Bullhound Inc., One Maritime Plaza, Suite 1620, San Francisco, CA 94111, USA Phone +1 415 986 0191 **gpbullhound.com**

GP Bullhound Inc. is a member of FINRA

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by GP Bullhound, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating GP Bullhound, Inc.'s compliance with the applicable instructions of Form SIPC-7. GP Bullhound, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 24, 2015

professional. personalized. service.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GP Bullhound, Inc.
One Maritime Plaza
Suite 1620
San Francisco, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed Smith (415)-246-7502

2. A. General Assessment (item 2e from page 2) $9,639

B. Less payment made with SIPC-6 filed (exclude interest) (6,901)
7/8/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,738

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,738

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,738

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP Bullhound, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Partner
(Title)

Dated the 26th day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 14
and ending 12/31, 20 14
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,855,448

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 3,855,448

2e. General Assessment @ .0025 $ 9,639

(to page 1, line 2.A.)

GP BULLHOUND INC.
1 MARITIME PLZ STE 1940
SAN FRANCISCO, CA 94111

1010

11-35/1210 CA
91312

DATE 1/26/15

PAY TO THE ORDER OF SIPC $ 2,696

Twenty-Six Hundred Ninety-Six DOLLARS

Bank of America
ACH R/T 121000358

FOR

⑈001010⑈ ⑆121000358⑆ 164100338327⑈

GP BULLHOUND INC.
1 MARITIME PLZ STE 1940
SAN FRANCISCO, CA 94111

1011

11-35/1210 CA
91312

DATE 1/27/15

PAY TO THE ORDER OF SIPC $ 42.00

Forty Two DOLLARS

Bank of America

ACH R/T 121000358

FOR

⑈001011⑈ ⑆121000358⑆ 164100338327⑈